Exhibit 3(i)(d)

                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                              I & E TROPICALS, INC.
                          Document Number: P98000058690

TO:        DEPARTMENT OF STATE
           DIVISION OF CORPORATIONS
           STATE OF FLORIDA

         Pursuant to Florida Statute Section 607.1006 of the Florida Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation and does certify as follows:

         1.      The name of the corporation is: I & E TROPICALS, INC.

         2. The effective date of these amendments to these Articles of Incorporation shall be the date these Articles of Amendment are filed with the Department of State.

         3. The amendments as contained herein were approved by the shareholders and the number of votes cast for the amendments, being common voting stock which is the only class of stock authorized, were sufficient for approval.

         4. ARTICLE I is hereby revoked in its entirety and a new ARTICLE I is adopted as follows:

                  "ARTICLE I

                  The name of the corporation is: VIRIDAX CORPORATION"

         5. ARTICLE V is hereby revoked in its entirety and a new ARTICLE V is adopted as follows:

                 "ARTICLE V

         The total authorized capital stock of this Corporation shall consist of Fifty Million ( 50,000,000) shares of voting Common Stock having a per value of
S.001 each, amounting in the aggregate to Fifty Thousand Dollars ($ 50,000.00), and Three Million (3,000,000) shares of Class A Preferred Stock having a par value of $1.00 each amounting in the aggregate to Three Million Dollars ($3,000,000). The Class A Preferred Stock shall be noncumulative and non-voting. All stock when issued shall be fully paid for and shall be nonassessable.

Relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred Stock and the Common Stock are as follows:

         1.       Dividends

         The holders of Class A Preferred Stock shall be entitled to receive out of any funds of the Corporation at the time legally available for the declaration of dividends, dividends at a rate as shall be established within the sole discretion of the Board of Directors and under such terms and conditions as the Board of Directors shall prescribe, provided, however, that in the event dividends shall be declared dividends on issued and outstanding Class A Preferred Stock shall be payable before any dividends shall be declared or paid upon or set apart for the Common Stock, all such dividends being non-cumulative in nature.

                                       E-9

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         2.       Liquidation

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation the assets and surplus funds of the Corporation available for distribution to shareholders shall be distributed first to the holders of Class A Preferred Stock in an amount equal to the par value of such shares and if this distribution shall be insufficient to permit the payments as previously specified then the entire distributable assets of the Corporation shall be distributed to the holders of the Class A Preferred Stock. After the payment to the holders of the said preferred stock the remaining distributable assets shall be distributed ratably among the holders of the Common Stock without distinction according to their respective shares.

         3.       Voting

         Each holder of Common Stock shall have one vote, per share, in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters on which stockholders of the Corporation are entitled to vote. The holders of the Class A Preferred Stock shall have no vote. There shall be no cumulative voting.

         4.       Conversion Rights

         Each holder of Class A Preferred Stock shall have the right to convert his or her stock to Common Stock of the Corporation as follows: (a) If the holder wishes to exchange the Preferred Stock within one year from the date of purchase, that holder shall receive four (4) shares of Common Stock for each one
(1) share of Preferred Stock, (b) If the holder wishes to exchange the Preferred Stock after owning the said Preferred Stock for a period longer than one year but less than two years, that owner shall receive 4.4 shares of Common Stock for each one (1) share of Preferred Stock, (c) If the holder wishes to exchange the Preferred Stock after owing the said Preferred Stock for a period longer than two yews but less than three years, that owner shall receive 4.6 shares of Common Stock for each one (1) share of Preferred Stock, (d) If the holder wishes to exchange the Preferred Stock after owning the said Preferred Stock for three
(3) years, that owner shall receive 5.0 shares of Common Stock for each one (1) share of Preferred Stock.

         The right of a Class A Preferred Stock owner to convert that stock must be exercised within 30 days after owning that stock for a period of three (3) years. If the option to convert the said Preferred Stock is not exercised within that period of time, the option shall lapse. If upon the conversion of stock as specified above, a fractional share would be issued, if that fraction shall be one-half or above, a full share shall be issued in its place and if the fractional share shall be less that one-half of a share, that fraction shall be dropped for conversion purposes.

         The mechanics for the conversion of Class A Preferred Stock to Common Stock shall be the responsibility of the Board of Directors who shall communicate conversion procedures to all holders of the Class A Preferred Stock.


         5.       First Lien

         The Corporation shall have a first lien upon the shares of any Shareholder for any debt or liability owing by such Shareholder to the Corporation."

         IN WITNESS WHEREOF, these Articles of Amendment were executed on this 31st day of March, 2005.

                                        I & E TROPICALS, INC.

                                        By:  Brett DeWees
                                           ----------------------------------
                                           Brett DeWees, President & Director